GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006

August 9, 2006

This management discussion and analysis is made as of August 9, 2006, and should be read in conjunction with the consolidated financial statements of Gammon Lake Resources Inc. ("the Company") for the six month period ended June 30, 2006 and the management discussion and analysis and audited financial statements as at and for the five months ended December 31, 2005, including all accompanying notes to the financial statements. The Company changed its year-end from July 31 to December 31 to make the reporting period of the Company consistent with other emerging precious metal producing issuers, and is reporting results for the second quarter 2006.

The Company is a growth-oriented public gold and silver production and exploration company listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS). The Company has ongoing advanced stage exploration and development at its Ocampo Project located in Chihuahua State, Mexico. The Company is in production for 2006, and expects to realize a total cash cost of $151.74 per ounce. The results of operations for 2006 will differ from previous years as the Company realizes revenue from its operations at the Ocampo Project, and becomes a mid-tier producer. The results of operations for 2005 reflect the Company's exploration and development activities at the Ocampo Project, and therefore the financial results show no current sources of revenue other than interest earned on cash and short-term money-market instruments, all of which were derived from issuances of share capital and long-term debt.

Outlook

Statements in this section are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document.

Revenue from mining operations for the three month period June 30, 2006 was $13,163,868. This represents an increase of 630% over first quarter revenue from mining operations of $2,088,038, and demonstrates the ramp up of production at the Ocampo mine. For the six months ended June 30, 2006, the Company realized a loss per share of $0.10, however after adding back non-cash items of amortization and depletion of $2,420,758 (July 31, 2005 - $309,441) and stock based compensation included in general and administrative costs of $13,448,786 (July 31, 2005 - $Nil), the earnings per share before income taxes would be $0.01 (July 31, 2005 – ($0.08)), and earnings per share after taxes of $0.10 (July 31, 2005 – ($0.08)). Non-GAAP earnings measures do not have any standardized meaning prescribed by GAAP, however the Company feels this disclosure is appropriate for readers to assess the results of operations from the production ramp up at the Ocampo mine and allow readers to compare to other reporting issuers who present earnings measures.

The Company continues to ramp up production from its heap leach operations at its Ocampo mine. During the quarter, the Company produced 13,672 ounces of gold and 251,155 ounces of silver, or 18,409 gold equivalent ounces based on actual sales. Year to date production equals 16,250 ounces of gold and 304,898 ounces of silver, or 21,884 gold equivalent ounces. It's anticipated that production will continue to accelerate over the coming months, with the heap leach reaching full commercial production in the third quarter of 2006. The Company has been pleased with the metallurgical testwork completed to date, and the heap leach indicates that a 120-day recovery cycle exists for ore stacked and placed under leach.

Open pit mining continued to demonstrate an increase in the average number of tonnes of ore moved per day. During the month of June, the Company mined an average of 15,071 tonnes of ore per day, and moved an average of 38,461 tonnes of waste per day. The Company has seen an improvement in the overall strip ratio compared to the first quarter of 2006, and expects to realize the life of mine strip ratio of 3.2:1 over the upcoming months as outlined in the updated resource and reserve study from December, 2005.

The construction of the mill continued through the second quarter, and the Company commenced with first ore through the mill in early August, with full commissioning occurring through the third quarter of 2006. The foundry portion of the mill has been completed for the first gold/silver pour, and construction of the remaining mill components including the shaft is proceeding as per the construction schedule. The Underground has been producing at feasibility study levels of 1,500 tonnes per day, and has sufficient stockpile for approximately 61 days of mill feed.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006

The Company was also pleased to announce the commitment with Scotia Capital and Societe Generale to increase the credit facility by an additional US$40 million, announced in May, 2006. The additional US$40 million credit facility increase and extension brought the total facility available to US$107.5 million. The Company has sufficient funding to complete the remaining capital costs of the project, and will not need additional funding.

On August 8, 2006, the Company acquired all of the issued and outstanding common shares and options of Mexgold Resources Inc. by way of a plan of arrangement under the Business Corporations Act (Ontario). On August 3, 2006, the Ontario Superior Court of Justice issued a final order approving the proposed business combination of Mexgold and the Company. The transaction will create a premier multi-mine Mexican Gold-Silver mining company. Under the terms of the transaction, each Mexgold shareholder, option and warrant holder other than Gammon Lake will receive 0.47 of a Gammon Lake common share in exchange for each Mexgold common share. Gammon Lake Resources Inc. will issue 21,786,333 common shares and up to an aggregate of 5,564,696 common shares to the holders of Mexgold common share and optionholders upon exercise, respectively. Mexgold warrants will be exercisable to acquire up to an aggregate of 186,120 Gammon Lake common shares. The highlights of the combined company include:

  a new world-class gold-silver Company with a fully diluted market capitalization of $1.8 billion (based on July 28, 2006 closing prices)
  Full production is expected to be in excess of 400,000 gold equivalent ounces per annum commencing in 2007 (235,600 ounces of gold and 10,500,000 ounces of silver), free of hedging
  Expected low cash costs of below $200 per gold equivalent ounce

  A large measured and indicated resource of more than 6.0-million gold equivalent ounces (3.5 million ounces of gold and 165-million ounces of silver) and additional inferred resources of more than 9.0-million gold equivalent ounces (4.9-million ounces of gold and 249-million ounces of silver). Included within measured and indicated resources are proven and probable reserves of more than 5.0-million gold equivalent ounces (2.8 million ounces of gold and 137-million ounces of silver).

  Low geopolitical risk
  Attractive land package

The Company also increased its land position by securing an additional 6,000 hectares surrounding Ocampo. The consolidation of this land holding has resulted in the Company having 100% control of in excess of 10,000 hectares. This will provide the Company with additional prospective for future exploration. The Company has been very successful in the past with its exploration programs, and believes the Ocampo property holds positive future exploration potential.

Operating costs reported in the second quarter 2006 are not necessarily indicative of costs which will be realized at feasibility-level rates of production. The Company only processed approximately 7% of its estimated total production for the first full year of commercial production as defined in the feasibility study for Year 1.

Current gold and silver prices are particularly attractive to the Company given the feasibility study was done at $400 per gold ounce and $6.50 per silver ounce. The Company's average price for sale of gold during the quarter was $616.37 per ounce and $11.92 per ounce of silver. The Company is entirely unhedged for its future production enabling it to fully participate in higher gold/silver prices.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Polices and Note 2: Basis of Presentation), which differ in certain material respects from accounting principles generally accepted in the United States of America (US GAAP). Differences between GAAP and US GAAP applicable to the Company are described in Note 16 to the consolidated financial statements for the five month period ended December 31, 2005. The Company's reporting currency is in Canadian dollars unless otherwise noted.

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 10K Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon Lake. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; commissioning problems related to the production shaft and or Mill at Ocampo; unexpected cost overruns in construction including increased labor or material costs or technical construction challenges; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company's annual information form. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

2006 Highlights

  Gammon Lake Resources Inc. and Mexgold Resources Inc. obtain final court approval for the proposed business combination, August, 2006
  Gammon Lake announces it has entered into definitive business combination agreement providing that Gammon Lake will acquire all of the outstanding common shares and options of Mexgold, May/June 2006
  Gammon Lake increased credit facility with Scotia Capital and Societe Generale by US$40 million, May, 2006
  Gammon Lake announces first gold-silver pour at Ocampo Gold-Silver Project, February 2006
  Gammon Lake announces Open Pit mining and commencement of heap leach operations at Ocampo Gold-Silver Project, January, 2006
  Gammon Lake announces updated resource/reserve calculation from the Ocampo Gold-Silver Mine, December, 2005

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006

Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company can be found under the Company's associated documents including its Annual Information Form at www.sedar.com or on the Company's website at www.gammonlake.com

Overall Performance

In the past year, the Company reached several of its significant short-term and long-term goals and is well positioned to meet the immediate objective of producing on average 270,000 ounces of gold-equivalent ounces per annum commencing in 2007. Total production at Ocampo, including underground operations is expected to exceed 300,000 gold-equivalent ounces in 2007 (190,000 ounces of gold and 6.6 million ounces of silver).

The Company is nearing completion of the construction phase of the Ocampo Mine. The crushing facilities and heap leach have been functional since January, 2006 and the mill is expected to commence commissioning during the third quarter of 2006. All of the production from Ocampo to date has been generated from the heap leach. As at June 30, 2006, the heap leach had received 1,039,844 tonnes of ore with an average grade of 1.15 grams per tonne gold, and 45.32 grams per tonne silver. The heap leach indicates that a 120-day recovery cycle exists for ore stacked and placed under leach. The Company expects the heap leach to be in full equilibrium in the fourth quarter of 2006. At full run rate, production from the heap leach will contribute approximately 17,000 gold equivalent ounces per month.

Mining costs to date have been in line with feasibility study and Company estimates. Open pit mining costs were higher than feasibility study estimates, however the Company continues to see a drop in the stripping ratio in the Open Pit. During the first quarter, the pre-strip waste to ore ratio for the quarter was 9.33:1. During the quarter ended June 30, 2006, the waste to ore ratio dropped to 4.45:1. The Company expects this to drop to 3.2:1 as defined in the updated resource and reserve study dated in December, 2005. Crushing and processing costs per tonne have increased from feasibility study estimates, however this was expected given the increases in consumable prices across the mining industry and the crushing system was in a commissioning phase for the quarter.

Cash operating cost per ounce of gold was $246 in the second quarter of 2006. Cash costs are still expected to be higher than feasibility study estimates as the Company continues through its commissioning process. The strip ratio is expected to decline over the coming months, and the underground costs will be adsorbed through the mill where higher grades and recoveries are expected. The Company's objective is still to achieve a cash cost per ounce of gold of US$152.

The mill construction is nearing completion, and the Company expects commissioning of the mill to occur during the months of August and September, 2006. Development of the underground mine has continued, and is mining feasibility study levels of 1,500 tonnes per day. There is sufficient stockpile to feed the mill for 2 months, and the Company will continue to maintain an adequate stockpile. During the quarter, the Company did place underground ore on the leach pad which was below cut-off grade for the mill. The Company placed 103,763 tonnes of underground ore on the heap leach pad averaging 1.96 grams per tonne gold, and 77.74 grams per tonne silver. The Company expensed production costs related to the extraction of the underground ore which inflates the production costs reported for the quarter ended June 30, 2006 due to longer recovery times realized from the heap leach. Year to date underground costs have been US$20.99 per tonne.

The Company extended the existing Scotia Capital and Societe Generale credit facility by US$40 million in May, 2006. This debt facility limit is US$107.5 million, with quarterly repayments of $8,750,000 commencing on December 29, 2006. The extension to the credit facility provides the Company with sufficient liquidity to complete the project. In February, 2006, the Company increased the debt facility limit to $67.5 million in order to exercise warrants in Mexgold Resources Inc. The credit facility is secured and consists of a two year non-revolving facility of U.S. $20,000,000 and a three year revolving facility of U.S. $87,500,000. Interest is at prime plus 1.25% or in the case of US dollar advances, LIBOR + 2.25%. As of June 30, 2006, the Company had drawn U.S. $93,800,000, and had met all of the conditions precedent outlined in the agreement.

The following selected information has been extracted from the Company's audited consolidated financial statements.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006

	5 months	12 months	12 months
	ended	ended	ended
SELECTED ANNUAL INFORMATION	Dec 31, 2005	July 31, 2005	July 31, 2004
	$	$	$

Revenue from mining operations	-	-	-
Net loss	(11,607,510)	(19,375,595)	(6,958,300)
Net loss per share, basic and diluted (1)	(0.16)	(0.29)	(0.13)
Cash dividends declared	Nil	Nil	Nil
Total Assets	258,955,515	210,348,878	112,532,744
Total Long-Term Liabilities	21,479,954	8,795,038	9,304,400

Summary of Quarterly Results

SELECTED QUARTERLY	FOR THE QUARTER ENDED
INFORMATION
	Three months	Three months	Three months	Two months
	ended	ended	ended	ended
	June 30, 2006	31-Mar-06	31-Dec-05	30-Sept-05
	$	$	$	$
Revenue from mining operations	13,163,868	2,088,038	-	-
Net loss	(2,445,745)	(5,410,149)	(10,138,177)	(1,469,333)
Net loss per share, basic and diluted (1)	(0.03)	(0.07)	(0.14)	(0.02)
Cash dividends declared	Nil	Nil	Nil	Nil
Total Assets	335,105,604	298,627,736	258,955,515	210,867,679
Total Long-Term Liabilities	80,868,277	39,276,821	21,479,954	8,326,646

SELECTED QUARTERLY	FOR THE QUARTER ENDED
INFORMATION
	31-July-05	30-Apr-05	31-Jan-05	31-Oct-04
For three months ended	$	$	$	$
Revenue from mining operations	-	-	-	-
Net loss	(3,569,729)	(2,276,052)	(1,628,216)	(11,901,598)
Net loss per share, basic and diluted (1)	(0.05)	(0.03)	(0.03)	(0.21)
Cash dividends declared	Nil	Nil	Nil	Nil
Total Assets	210,348,878	208,797,511	209,461,210	108,764,341
Total Long-Term Liabilities	8,795,038	8,798,300	8,666,000	8,544,900

(1) Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are anti-dilutive.

Prior to January 1, 2006, the Company's focus was the development of the Ocampo mine and therefore did not have revenue from mining operations.

Results of Operations

During the six months ended June 30, 2006, the Company earned revenue of $15,251,906 (July 31, 2005- $Nil) from the sale of gold and silver. During the second quarter, the Company produced and sold 13,672 ounces of gold and 251,155 ounces of silver, or 18,409 gold equivalent ounces based on actual sales. Revenue from mining operations for the second quarter was $13,163,868 (Three months July 31, 2005 - $Nil). This brings year to date production to 16,250 ounces of gold and 304,898 ounces of silver, or 21,884 gold equivalent ounces. The Company remains unhedged for all of its production, and the average price for gold and silver realized during the second quarter was $616.37 and $11.92 respectively. During the six months ended June 30, 2006, the Company recorded a foreign exchange gain of $1,568,278 (July 31, 2005 – ($869,344)), as a result of the weakening of the Mexican peso since December 31, 2006. The Company earned interest on short-term investments and sundry income of $281,669 (July 31, 2005 - $377,852) during the quarter, bringing the six months ended June 30, 2006 amount to $449,906 (July 31, 2005 – $940,685). Sundry income related to Management Fees to Mexgold Resources Inc. to recover expenditures related to professional fees, travel and general and administrative costs.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006

During the three months ended June 30, 2006, production costs were $4,465,924 related to open pit, processing and underground mining. The costs increased over the first quarter of 2006, however first quarter costs involved pre-stripping activities in the open pit with the commencement of ore being stacked on the heap leach pad. Production costs during the six months ended June 30, 2006 were $8,100,539, (July 31, 2005 - $Nil) related to open pit, processing and underground mining costs. The Company continues to see a drop in its stripping ratio from first quarter 2006. The haul distances from the pits is relatively short, and with the life of mine strip ratio of 3.2:1 outlined in the updated reserve and resource study issued in December, 2005, the Company expects costs to remain at approximately USD$1.00 per tonne. The Company has realized higher processing costs from the crushing facility and heap leach pad, however as the commissioning process nears completion over the coming months, it is expected that these costs will remain in line or reduce slightly. The Company placed ore from the underground on the heap leach pad, and expensed the costs related to the extraction. This increased production costs as the costs are transferred from ore in process to costs of sales, and would reflect the additional extraction costs. The Company expects production costs to stabilize in fourth quarter of 2006 and first quarter of 2007 as it completes the commissioning process on both the crushing facilities and the mill. The Company incurred refining costs of $81,516 (July 31, 2005 - $Nil) for the six months ended June 30, 2006, with $68,124 (Three months July 31, 2005 - $Nil) being incurred during the quarter. The Company is currently using Met-Mex Penoles for refining and the sale of its dore bars. All sales are realized in USD in order to hedge the long term debt facility.

General and administrative expenses during the three months ended June 30, 2006 were $17,086,557 (Three months ended July 31, 2005 - $2,311,688). Included in general and administrative costs is a charge of $9,194,968 to professional fees and $4,253,818 to wages and benefits related to the fair value of stock options expensed as a result of the grant and approval of stock options at the Annual and Special meeting of the Shareholders held on May 10, 2006. Also included in general and administrative expenses is $1,553,691 related to financing fees as a result of the extension of the existing credit facility with Scotia Capital and Societe Generale. General and administrative and professional fees have increased due to the general support for the Company's activities, as well as promotional and shareholder relations costs related to the operation of a public company. During the six months ended June 30, 2006, the Company has incurred general and administrative expenses of $19,768,295 (July 31, 2005 - $4,920,619) associated with the ongoing construction of the project, including travel costs such as airfare and hotels. Costs incurred for the six months ended June 30, 2006 were $818,055 related to travel. Costs related to the public company for the six months ended June 30, 2006 were $384,213. Professional fees are likely to increase in 2006 as the Company moves towards compliance under Sarbanes-Oxley.

Amortization and depletion expense for the three months ended June 30, 2006 totaled $1,624,892 (Three months ended July 31, 2005 - $183,493). This represents an increase from the first quarter related to an increase in the depletion expense as production increased over the first quarter, and depletion is calculated using the units of production method. Amortization and depletion expense for the six months ended June 30, 2006 is $2,420,758 (July 31, 2005 - $309,441). On an annualized basis amortization and depletion expense has increased significantly due to the purchase of mining equipment and facilities costs during the current period and in the previous year, and the commencement of depletion on the mining interests.

Interest expense of $1,959,939 was incurred during the six months ended June 30, 2006 (July 31, 2005- $Nil). During the quarter, interest expense was $1,465,595 (Three months ended July 31, 2005 - $Nil) related to the interest on the USD$107.5 million debt facility with Scotia Capital and Societe Generale. As at June 30, 2006, the Company had drawn USD$93,800,000. The Company capitalized $302,318 of interest charges related to the construction and development of the Ocampo Project.

During the three months ended June 30, 2006, a future income tax recovery of $6,886,985 (Three months ended July 31, 2005 - $276,602) occurred as a result of differences between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward. For the six months ended June 30, 2006, a future income tax recovery of $7,016,063 (July 31, 2005 - $211,938) has been recorded.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006

The Company's carrying value of its investment of 13,850,000 million shares in Mexgold Resources Inc. was increased by $7,375,000 by exercising 2,950,000 warrants at $2.50 and by $215,000 due to its equity share of gains for the six months ended June 30, 2006 to a carrying value of $18,196,000. The market value of the investment on June 30, 2006 was $99,581,500 based on the TSX Venture Exchange closing price of $7.19 per share for Mexgold Resources Inc. on June 30, 2006.

The net loss for the six months ended June 30, 2006 was $7,855,894 (July 31, 2005 - $5,845,781) and $0.10 per common share (July 31, 2005 - $0.08 per common share).

Income taxes

The Company is reporting a future income tax recovery of $6,886,985 for the three months ended June 30, 2006 and $7,016,063 for the six months ended June 30, 2006. The Company has sufficient loss carryforwards in Mexico and Canada which lower the effective tax rate to zero. Future income tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantively enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized.

Non- GAAP Measure – Total Cash Cost per Gold ounce Calculation

The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes, it addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is not intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per ounce to the financial statements:

Three months ended
June 30, 2006

Production costs per financial statements	$4,465,924
Refining costs per financial statements	$68,124
$4,534,048
Divided by gold ounces produced and sold	18,409
Total cash cost per ounce	$246

*The Company is not reporting cash cost per ounce for the first quarter 2006 or the six month period June 30, 2006 as production for the first quarter of 2006 was estimated to represent 1% of total expected production at full commercial production rates per annum as defined by the feasibility study.

Liquidity

The Company was able to secure additional debt financing in order to assist with the project costs and working capital expenses of the Ocampo Mine in May, 2006. The Company secured an additional US$40 million with Scotia Capital and Societe Generale. The terms of repayment were modified with the first payment of US$8,750,000 scheduled for December 29, 2006 and quarterly thereafter. The Company feels that the robust economics of the Ocampo deposit will allow us to repay the debt facility over the next two to three years. The results of operations for the first and second quarters will result in negative working capital as a result of the aggressive repayment terms, however the Company's projected cash flow in third and fourth quarter 2006 are expected to be sufficient in order to realize its current and long term debts and obligations, and working capital requirements. The Company is nearing completion of the capital project, and expects the liquidity situation will improve dramatically as the heap leach and mill complete commissioning in Q4 2006. The Company has also been aggressively pursuing its value-added tax claims with the Mexican government, and expects this to assist with its monthly general working capital obligations. The Company's balance of cash and cash equivalents as at June 30, 2006 was $2,177,643 (December 31, 2005 - $6,701,543). The Company maintains surplus funds not required for current exploration in Canadian funds. Investments are held in commercial paper discount notes with terms of less than 60 days. The Company has long-term debt denominated in US dollars and some of the Company's receivables and payables are denominated in Mexican Pesos and US dollars.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006

A summary of the Company's capital project commitments for the Ocampo Mine projected from June 30, 2006 to September 30, 2006 are as follows:

(US$ millions)
		Current
	Project	2006 (F)

Projected capital expenditures remaining	Ocampo Mine	15
Less available financing:
Scotia Capital		7
Projected revenue less total cash costs		8
Proceeds from exercise of options		-
Additional financing required		-
Net		-

(F) = Forecast, net of value added tax

Details of the Company's operating, financing and investing activities and long term debt agreement are provided below, and in conjunction with the financial statements and management discussion and analysis for the five months ended December 31, 2005 and the six months ended June 30, 2006. Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity and capital resources will be substantially determined by the success or failure of the Company's exploration, development and construction programs on its mineral properties and its ability to obtain equity or other sources of financing. With the completion of the extension of the existing debt facility with Scotia Capital of US$40 million in May, 2006 for the Ocampo Project and the injection of C$36 million on the acquisition of Mexgold Resources Inc., the Company is positioned to finalize the project with the funding in place and believes no additional debt or equity is required.

Operating

Operating activities during the six months ended consumed cash of $11,041,129 (July 31, 2005 –$3,011,300), and $2,031,526 for the quarter (Three months ended July 31, 2005 - $3,453,177). Significant adjustments for the quarter include non-cash charges for amortization and depletion of $1,624,892 (Three months ended July 31, 2005 - $183,493), and stock option expense of $13,448,786 (Three months ended July 31, 2005 - $Nil). Amortization and depletion for the six months ended June 30, 2006 total $2,420,758 (July 31, 2005 - $309,441). Amortization and depletion increased during the quarter due to production increasing during the second quarter. The Company did not record a stock option expense for the first quarter. During the quarter, a future income tax recovery of $7,206,922 (Three months ended July 31, 2005 - $242,058) and for the six months ended June 30, 2006 a future income tax recovery of $7,336,000 (July 31, 2005 - $211,938) occurred as a result of differences between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward. During the quarter, the Company also had unrealized foreign exchange gains of $3,264,116 (Three months ended July 31, 2005 – ($563,468)) and for the six months ended June 30, 2006, foreign exchange gains of $3,055,384 (July 31, 2005 – ($304,810)) related to weakness in the US dollar. The Company's debt is denominated in US dollars, however the reporting currency is Canadian dollars. The change in non-cash operating capital from the previous quarter results from inventory of supplies, ore stockpiles, ore in process and an increase in the value added tax receivable. The Company transfers costs from inventory to production costs as gold and silver are produced. As at June 30, 2006, the Company had 450,291 tonnes of ore in stockpiles from the open pit and underground.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006

Investing

Investing activities during the six months ended June 30, 2006 totaled $76,090,705 (July 31, 2005 - $63,343,385). Expenditures of $6,742,442 (July 31, 2005 - $27,535,704) were made on the mining interests. These expenditures relate to development work including the use of consumables, contract mining fees related to the development of the underground, road construction and land clearing. Second, expenditures of $62,520,315 (July 31, 2005 - $63,204,416) were invested in capital assets related to the project. Significant expenditures during the six months ended June 30, 2006 related to Open Pit Equipment - $4.2 million, ongoing work on the shaft - $5.7 million, completion of the crushing facilities - $14.2 million, ongoing work at the Mill - $18.9 million, power plant generation facilities - $6.2 million, and additional hotels and buildings on site - $3.5 million. The Company increased its investment in Mexgold Resources Inc. by exercising 2,950,000 warrants expiring on February 26, 2006 at Cdn$2.50. The Company increased the debt facility with Scotia Capital and Societe Generale by USD$7.5 million in order to finance the transaction.

Financing

Financing activities during the six months ended June 30, 2006 totaled gross proceeds of $82,607,934 (July 31, 2005 - $2,366,950). In May, 2006, the Company secured an additional US$40 million extension to the existing debt facility with Scotia Capital and Societe Generale. During the quarter, the Company increased its debt by $45,379,847 (Three months ended July 31, 2005 - $Nil) for expenditures related to construction and operating costs at the Ocampo mine. As at June 30, 2006, the Company had met all of the conditions precedent under the facility, and had drawn US$93,800,000 (Cdn$104,587,000). During the quarter, the Company received proceeds in the amount of $449,750 (Three months ended July 31, 2005 - $2,266,950) related to the exercise of stock options, and total proceeds received for the six months ended June 30, 2006 are $10,814,810 (July 31, 2005 - $2,366,950).

As of June 30, 2006, the Company had 8,621,500 (five month period ended December 31, 2005 – 8,587,000) in-the-money exercisable options for a total value of $59,256,730 (five month period ended December 31, 2005 - $38,942,340) with expiry dates in the years 2006 to 2011 based on the exercise price of the options. The Company had 756,176 (five month period ended December 31, 2005 – 756,176) compensation warrants outstanding for a total value of $4,171,859 (Five month period ended December 31, 2005 - $4,171,859) based on the exercise price of the warrants, with expiry dates in the year 2006. As of June 30, 2006, the Company had 79,335,724 common shares outstanding.

Long term debt agreement

A summary of the Company's financial commitments under its long term debt agreement with Soyopa are as follows:

Year
On or before November 23, 2006	US$ 3,500,000
On or before November 23, 2007	US$ 3,500,000

In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa the principal amount of US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due. In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the principal amount remaining, becomes due. The long term debt is secured by a first charge over certain mineral properties, and is non-interest bearing.

In October, 2005 and May, 2006 the Company secured a credit facility with Scotia Capital Inc and Societe Generale. The facility is secured and consists of a two-year revolving facility of U.S.$20,000,000, and a three-year revolving facility of U.S.$87,500,000. Interest is payable at prime rate plus 1.25% or in the case of US dollar advances, LIBOR + 2.25%. The Company has met all of the conditions precedent under the facility, and as at June 30, 2006 had drawn U.S.$93,800,000 (Cdn$104,587,000). A summary of the Company's financial commitments under its long term debt agreement with Scotia Capital Inc. are as follows:

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006

Year
2007	$29,992,839
2008	$39,025,000
2009	$36,293,250

The Company intends to fund these obligations from a combination of working capital, debt and/or equity financing and cash on hand.

Contractual Obligations

A summary of the Company's contractual obligations is summarized as follows:

Contractual Obligations	Total	<1 year	1-3 years
Long term debt	$113,116,089	$33,171,250	$79,944,839
Interest on long term debt	$14,335,112	$4,126,172	$10,208,940
Capital leases	$2,322,401	$923,563	$1,398,838
Future purchase commitments	$Nil	$Nil	$Nil

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

The Company paid the following amounts to directors and companies controlled by or related to directors:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30	July 31	June 30	July 31
	2006	2005	2006	2005

Management fees	$-	$70,782	$-	$191,902
Mineral property exploration
expenditures	2,485,381	2,189,637	9,186,767	3,162,007

	$2,485,381	$2,260,419	$9,186,767	$3,353,909

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006

The Company received the following amounts from related companies:

Professional fees	$105,500	$12,900	$130,700	$24,000
Travel	65,620	29,300	145,590	62,170
General & Administrative	18,984	20,600	205,421	36,470

	$190,104	$62,800	$481,711	$122,640

The amounts owing from related parties are recorded as a receivable and due from related companies on the balance sheet. Related party transactions for management, professional fees and mineral property exploration are recorded at fair market value.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

Commencing in 2004, the Company has retained mineral exploration and mining contracting services through a Company owned by a related party of a director of the Company. For the six months ended June 30, 2006 these non-arm's length mineral exploration expenditures totalled $9,186,767 (six month period ended July 31, 2005 - $3,162,007). These expenditures are recorded at fair value calculated at cost plus 10%. The Company believes that this arrangement gives the Company better quality and control for mineral exploration and mining contracting services than it could otherwise receive through third party independent contractors.

During the six months ended June 30, 2006 Gammon charged a management fee to Mexgold Resources Inc. to recover expenditures related to professional fees, travel, and general and administrative expenses.

Directors and officers of the Company are entitled to hold management incentive stock options. For this purpose, the Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Company's common shares by the persons who are primarily responsible for the management and profitable growth of the Company's business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Company. A consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company's business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding company. See also "Results of Operations".

Critical Accounting Estimates

Management is required to make estimates and assumptions in the preparation of financial statements in conformity with generally accepted accounting principles. A description of the Company's significant accounting policies can be found in note 2 of the Company's consolidated financial statements. Key accounting estimates for the Company include mineral and mining interests and property, plant and equipment and future income taxes, and additional disclosure can be found in the Company's Management Discussion and Analysis for the five month period ended December 31, 2005.

Disclosure Controls

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company's disclosure controls and procedures, including adherence to the Disclosure Policy adopted by the Company. They are assisted in this responsibility by a member of the Audit Committee who serves as an independent director of the Company. All three individuals sit on the Company's Disclosure Policy Committee ("DPC"). The Disclosure Policy requires all staff to keep the DPC fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release. Access to such material information by the DPC is facilitated by the small size of the Company's senior management and the location of all senior management staff in one corporate office.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures as of June 30, 2006, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.